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CIBT Establishes Academic Partnership with Vancouver Community College and Thompson Rivers University

October 30th, 2008 CNW Group: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) (“CIBT”) is pleased to report that it has signed a Memorandum of Understanding with Thompson Rivers University (“TRU”) and Vancouver Community College (“VCC”). Under the terms of the Memorandum of Understanding, students completing the two-year Business Administration and Computer Sciences programs with CIBT in China will be able to take their baccalaureate study at TRU after successfully completing a 9 to 12-month English upgrading and learning competency training program at Vancouver Community College.

In September 2008, CIBT’s first group of students commenced their programs in Vancouver under this tripartite program, having completed their two year program at CIBT China.

After a decade of program development and expansion, CIBT China has established one of the largest overseas studies programs in China with an excellent track record and graduation rate. As of September 30th , 2008, student enrollment in CIBT’s 2+2 program alone totaled 1,054 students as compared to 853 students in 2007, and 512 students in 2006, which represents an average increase of 44.5% for the past two years. These students will undertake two years of study in China at CIBT locations and transfer the remaining two years of their baccalaureate degree overseas, where they will earn a western degree upon graduation. With a western degree, bilingual skills, overseas study and work experience, CIBT’s graduates can expect to earn higher wages working for multinational corporations operating in China than graduates from domestic universities and colleges in China.

In the past, popular destinations for Chinese students to pursue their studies overseas included Australia and the United Kingdom. With Canada’s lower cost of living, moderate climate and multicultural society, students are now considering Canada as their preferred destination for studies. CIBT’s degree granting college located in Burnaby, BC and community colleges in Canada are well positioned to capitalize on this influx of international students.

"We are very pleased to collaborate with Thompson Rivers University and Vancouver Community College on our international expansion efforts to increase student enrollment in Canada," commented Toby Chu, Vice Chairman, President and CEO of CIBT Education Group Inc. "Canada has become the preferred choice for international studies of many international students. We add value to our students so that they can enjoy their studies in Canada, achieve their education goals and ultimately earn a better living when they return to their home country."

“VCC’s program will focus on developing students’ business English, public speaking, reporting and teamwork abilities,” commented Donna Hooker, International Director at VCC. “This cooperation agreement helps to fulfill our mandate to increase international student enrollment at VCC while preparing Chinese students to complete their degree.”

"Thompson Rivers University has long recognized the importance of a global education, particularly in today's competitive market place," said Cyndi McLeod, Associate Vice President, International Education, Training and Development at TRU. "We are pleased to be working with CIBT and VCC to expand educational opportunities for Chinese students. TRU looks forward to building on the quality education the students will receive at CIBT and VCC and are confident the graduates of this tripartite program will be well qualified to enjoy an incredibly successful future."

About Vancouver Community College

Before being known as the Vancouver Community College, it was formerly the Vancouver City College. VCC was established in 1965 by bringing the Vancouver Vocational Institute, the Vancouver School of Art, the Vancouver School Board's Night School Program and the King Edward Senior Matriculation and Continuing Education Centre under one name. Vancouver Community College serves a diverse urban community by providing excellent programs and services that prepare learners for ongoing education, direct entry into employment, career advancement and greater participation in the community. VCC offers programs in business, trades, health sciences and human services, hospitality, and technology at its two campuses, the Downtown Campus and the Broadway Campus, both of which are located in Vancouver, BC.

About Thompson Rivers University

Founded in 1970 as Cariboo College and recognized as a provincial university in 2004, Thompson Rivers University consists of two campuses with one in Kamloops, BC, and the other in Williams Lake, BC. TRU also has regional centres in various towns through BC including 100 Mile House, Ashcroft/Cache Creek, Barriere, Clearwater, and Lillooet. Being British Columbia’s newest university, with over 10,000 full-time and part-time students, TRU offers degree programs, trade & certificate programs, as well as continued education and career training programs.

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market. Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors. CIBT owns and operates a network of 48 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada. In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India. CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada. In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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